

SECURITI 03053062 SSION
Washington, D.C. 20549



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 31935 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 08/01/02 (MM/DD/YY) AND ENDING 07/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
STUDNESS RESEARCH, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 BINGHAM CIRCLE
(No. and Street)

MANHASSET (City) N Y (State) 11030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES M. STUDNESS (516) 627-4976
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HERZOG, SAMUEL A.
(Name – *if individual, state last, first, middle name*)

1 FULTON PLACE (Address) JERICHO (City) N Y (State) 11753 (Zip Code)

PROCESSED
OCT 20 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, CHARLES M. STUDNESS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STUDNESS RESEARCH, INC., as of JULY 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Charles M. Studness
Signature

PRESIDENT
Title

Anne K. May 9/23/03
Notary Public

ANNE K. MAY
Notary Public, State of New York
No. 02MA6059850
Qualified in Nassau County
Commission Expires: Jan. 4, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STUDNESS RESEARCH, INC.

60 BINGHAM CIRCLE

MANHASSET, NY 11030

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND

ADDITIONAL INFORMATION

JULY 31, 2003

SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT

STUDNESS RESEARCH, INC.

FOR THE TWELVE MONTHS ENDED JULY 31, 2003

CONTENTS

**SAMUEL A. HERZOG**
CERTIFIED PUBLIC ACCOUNTANT
1 Fulton Place
Jericho, N.Y. 11753

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Studness Research, Inc.

I have audited the accompanying statement of financial condition of Studness Research, Inc. as of July 31, 2003 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Studness Research, Inc. at July 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT
Jericho, NY
September 24, 2003

SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT

# STUDNESS RESEARCH, INC.
## STATEMENT OF FINANCIAL CONDITION
## JULY 31, 2003

### ASSETS

| | |
|---|---|
| Cash | $ 2,407 |
| Due from clearing broker | 51,096 |
| Securities owned at market value | 749,302 |
| Autos, furniture & equipment - net | 81,670 |
| Other assets | 530,639 |
| TOTAL ASSETS | $1,415,114 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| CURRENT LIABILITIES | |
| Accounts payable and accrued expenses | 5,156 |
| | 5,156 |
| STOCKHOLDERS' EQUITY: | |
| Capital stock $1 par value; | |
| Authorized - 200 shares; | |
| Issued and outstanding - 100 shares | 100 |
| Additional paid-in-capital | 18,555 |
| Retained earnings | 1,391,303 |
| TOTAL STOCKHOLDERS' EQUITY | 1,409,958 |
| TOTAL LIABILITIES & STOCKHOLDERS' EQUITY | $1,415,114 |

The accompanying notes are an integral part of these financial statements.

SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT

STUDNESS RESEARCH, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JULY 31, 2003

| | | |
|---|---|---|
| REVENUES | | |
| Commissions | $ 600,200 | |
| Less: clearing charges | 74,152 | |
| | | $ 526,048 |
| Loss on firm investments | | ( 144,814) |
| Management fees | | 79,435 |
| Interest income | | 34,989 |
| | | 495,658 |
| EXPENSES | | |
| Salaries | | 141,000 |
| Payroll taxes and benefits | | 34,436 |
| Computer expenses | | 18,897 |
| Communications | | 5,744 |
| Occupancy | | 49,458 |
| Professional fees | | 85,899 |
| Interest | | 660 |
| Other | | 112,652 |
| | | 448,746 |
| NET PROFIT | | $ 46,912 |

The accompanying notes are an integral part of these financial statements.

## STUDNESS RESEARCH, INC.
## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
## FOR THE YEAR ENDED JULY 31, 2003

| | COMMON STOCK | PAID IN CAPITAL | RETAINED EARNINGS | TOTAL |
|---|---|---|---|---|
| Balance - 08/01/02 | $ 100 | $ 18,555 | $ 1,344,391 | $ 1,363,046 |
| Net profit | | | 46,912 | 46,912 |
| Balance - 07/31/03 | $ 100 | $ 18,555 | $ 1,391,303 | $ 1,409,958 |

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
## FOR THE YEAR ENDED JULY 31, 2003

| | |
|---|---|
| Balance August 1, 2002 | NONE |
| Balance July 31, 2003 | NONE |

The accompanying notes are an integral part of these financial statements.

SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT

STUDNESS RESEARCH, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2003

| | |
|---|---|
| Cash flows from operating activities: | |
| Net profit | $ 46,912 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Depreciation | 3,550 |
| (Increase) decrease in operating assets: | |
| Due from clearing broker | 3,282 |
| Marketable securities | 144,218 |
| Other assets | ( 197,573) |
| Increase (decrease) in operating liabilities: | |
| Accounts payable and accrued expenses | -0- |
| Total adjustments | ( 46,523) |
| Net cash provided by operating activities | 389 |
| Cash flows from investing activities: | -0- |
| Cash flows from financing activities | -0- |
| Increase in cash | 389 |
| CASH AT BEGINNING OF THE YEAR | 2,018 |
| CASH AT END OF THE YEAR | $ 2,407 |

Supplemental disclosure of cash flow information:

Cash paid during the period for:

| | |
|---|---|
| Interest | $ 660 |
| Tax expense | $ 2,293 |

The accompanying notes are an integral part of these financial statements.

# STUDNESS RESEARCH, INC.
## NOTES TO FINANCIAL STATEMENTS
## JULY 31, 2003

### NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is a New York Corporation.

### NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

#### Security Transactions

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. The financial statements are presented on a settlement date basis which does not differ materially from trade date basis. Marketable securities are stated at market value.

#### Depreciation

Office furniture and equipment are stated at cost. Depreciation is provided using accelerated methods over the estimated lives of the assets. Automobile depreciation is limited by IRS guidelines.

#### Income Taxes

The Company has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code. Under those provisions, the stockholders, rather than the corporation, are liable for federal income tax on their respective shares of the company's taxable income. The company claims small business status under New York State Tax Law.

#### Estimates

In preparing financial statements, management makes estimates that affect the amounts reported. Management believes these estimates are reasonable; actual results, however, could differ from those estimates.

STUDNESS RESEARCH, INC.
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2003

## Significant Credit Risk

The Company is engaged in buying and selling securities for institutional and individual investors. The Company introduces these transactions to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers can be directly impacted by volatile trading markets. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers. The Company seeks to control such risks by requiring customers to maintain adequate margin. The Company monitors customer activity on a daily basis.

## NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c 3-1) which requires the maintenance of minimum net capital. At July 31, 2003, the Company had net capital of $670,643 which was $570,643 in excess of its required net capital of $100,000.

The firm is exempt from the reserve requirements in accordance with SEC Rule 15c 3-3 as they clear their customer transactions through another firm on a fully disclosed basis.

## NOTE 4 - CONTINGENT LIABILITIES

According to management, there are no contingent liabilities.

## NOTE 5 - DEFINED BENEFIT PLAN

The Company sponsors a defined benefit pension plan covering substantially all employees. No contributions were made during the current fiscal year because the plan was fully funded.

SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT
1 Fulton Place
Jericho, N.Y. 11753

## Independent Auditor's Report on Supplemental Information Required by SEC Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Studness Research, Inc.

I have audited the accompanying financial statements of Studness Research, Inc. as of and for the year ended July 31, 2003 and have issued my report thereon dated September 24, 2003. My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT
Jericho, NY
September 24, 2003

SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT

SCHEDULE I

STUDNESS RESEARCH, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JULY 31, 2003

| | | |
|---|---|---|
| Total ownership equity | | $1,409,958 |
| Deductions: | | |
| Autos, etc - net | $ 81,670 | |
| Other assets | 522,000 | |
| | | 603,670 |
| Net capital before haircuts on securities positions | | 806,288 |
| Haircuts on securities | 75,897 | |
| Undue concentration | 59,748 | 135,645 |
| NET CAPITAL | | 670,643 |
| Minimum net capital required | | 100,000 |
| EXCESS NET CAPITAL | | $ 570,643 |
| AGGREGATE INDEBTEDNESS: | | |
| Current liabilities | | $ 5,156 |
| Percentage of Aggregate Indebtedness to Net Capital | | .769% |

Note: The differences between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its Unaudited Part II A Focus Report as of July 31, 2003 were due to year end adjustments.

See auditor's report on supplementary information

**SAMUEL A. HERZOG**
CERTIFIED PUBLIC ACCOUNTANT

SCHEDULE II

STUDNESS RESEARCH, INC.
RECONCILIATION OF NET CAPITAL PER THE SUBMITTED FOCUS REPORT
WITH THE NET CAPITAL PER THE AUDITED REPORT
JULY 31, 2003

| | | |
|---|---|---|
| Net capital per the Focus Report at July 31, 2003 - Line 3750 | | $ 661,876 |
| Add: Decrease in undue concentration | 129 | |
| Increase in other assets | 8,639 | 8,768 |
| Less: Rounding | 1 | ( 1) |
| NET CAPITAL PER AUDITED REPORT | | $ 670,643 |

See auditor's report on supplementary information

STATE OF NEW YORK )
TOWN OF NORTH HEMPSTEAD ) SS:
COUNTY OF NASSAU )

Charles M. Studness, being duly sworn according to law, deposes and says:

I am the President of Studness Research, Inc., 60 Bingham Circle, Manhasset, NY 11030.

The report submitted by our accountant, Samuel A. Herzog, Certified Public Accountant, as at July 31, 2003 showing a Balance Sheet, Statement of Income, Statement of Changes in Shareholders' Equity, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Statement of Cash Flows, and all other supporting schedules, is true and correct to the best of my knowledge and belief.

Charles M. Studness

PRESIDENT

Subscribed and sworn to before me
this 23rd day of September, 2003

Anne K. May

ANNE K. MAY
Notary Public, State of New York
No. 02MA6059850
Qualified in Nassau County
Commission Expires: Jan 4, 2007

September 24, 2003

I, the President of Studness Research, Inc., 60 Bingham Circle, Manhasset, NY 11030, hereby attest that the Financial Statements and Operational Reports as at July 31, 2003 submitted by our auditor, Samuel A. Herzog, 1 Fulton Place, Jericho, NY 11753, have been or will be made available to all members of our organization.



CHARLES M. STUDNESS

ATTESTED BY:



SAMUEL A. HERZOG, CPA

SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT
1 Fulton Place
Jericho, N.Y. 11753

## Independent Auditor's Report on Internal Control Structure

Board of Directors
Studness Research, Inc.

In planning and performing my audit of the financial statements of Studness Research, Inc. for the year ended July 31, 2003, I considered its internal control, in order to determine my auditing procedure for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Studness Research, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3-(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with

generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I considered to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in my audit of the financial statements of Studness Research, Inc. for the year ended July 31, 2003 and this report does not affect my report thereon dated September 24, 2003.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at July 31, 2003 to meet the Commission's objectives.

SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker/dealers and should not be used for any other purpose.



SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT
Jericho, NY
September 24, 2003